TESCO



5 November 2009

Samsung Tesco Announces Korean Bond Issue in Local Market

Samsung Tesco today completed a Korean Won denominated bond issue. The Notes consist of KRW 200 billion paying 5.94% interest and maturing on 5th November 2012.

SH Lee, Samsung Tesco President & CEO, commented: "We have a strong business in South Korea. This domestic bond issue demonstrates our commitment to continued investment in the country and supports the local Korean investment market."

South Korea is Tesco's largest international business with sales of £3.1bn (excluding VAT) in the year to February 2009. Tesco entered the market in 1999 and now operates 112 Homeplus hypermarkets and more than 168 Homeplus Express stores. In 2008 Samsung Tesco acquired 36 hypermarkets from the E-land group which have since been converted to the Homeplus format.

Enquiries:

Mark George, Tesco, Investor Relations — Tel: 01992 806149
Jonathan Church, Tesco, Press & Media — Tel: 01992 646606
Angus Maitland, Maitland, Press & Media — Tel: 020 7379 5151

dw 11/18